FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                    Pursuant to Rule 13a - 16 or 15d - 16 of
                      the Securities Exchange Act of 1934

                         For the month of November, 2006

                               HSBC Holdings plc

                              42nd Floor, 8 Canada
                        Square, London E14 5HQ, England


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

                          Form 20-F X Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934).

                                Yes....... No X


(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............)





NOTIFICATION OF MAJOR INTERESTS IN SHARES

Section 198 - Companies Act 1985


The Company was notified on 24 November 2006 that Lehman Brothers International (Europe) had a notifiable interest as at 21 November 2006 in 741,511,182 ordinary shares of US$0.50 each in HSBC Holdings plc, representing approximately 6.43% of the ordinary shares in issue. This interest increased as at 22 November 2006 to 884,403,127 ordinary shares of US$0.50 each in HSBC Holdings plc, representing approximately 7.67% of the ordinary shares in issue.

Copies of the letters of notifications are quoted below.


N S Black
Assistant Secretary
HSBC Holdings plc


Letter to HSBC Holdings plc dated 23 November 2006 from Jonathan Finlay, Compliance Officer - Lehman Brothers International (Europe)


"Dear Sir/Madam,

                      S198 Companies Act 1985 (the "Act")


We write to inform you, pursuant to s198 of the Act, that as at the close of business on 21 November 2006, Lehman Brothers International (Europe) had an interest in 741,511,182 ordinary shares of HSBC Holdings Plc (the "Company"). This represents 6.43% of the outstanding share capital of the Company.


Yours faithfully
For & on behalf of Lehman Brothers

Jonathan Finlay
Compliance Officer"



Letter to HSBC Holdings plc dated 24 November 2006 from Jonathan Finlay, Compliance Officer - Lehman Brothers International (Europe)


"Dear Sir/Madam,

                      S198 Companies Act 1985 (the "Act")


We write to inform you, pursuant to s198 of the Act, that as at the close of business on 22 November 2006, Lehman Brothers International (Europe) had an interest in 884,403,127 ordinary shares of HSBC Holdings Plc (the "Company"). This represents 7.67% of the outstanding share capital of the Company.


Yours faithfully
For & on behalf of Lehman Brothers

Jonathan Finlay
Compliance Officer"



                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                               HSBC Holdings plc

                                                By:
                                                Name:  P A Stafford
                                                Title: Assistant Group Secretary
                                                Date:  24 November 2006